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                                                               Exhibit (a)(5)(E)


                                  Press Release

For Immediate Release

                  DRI ACQUISITION LLC EXTENDS TENDER OFFER FOR
                         DELCO REMY INTERNATIONAL, INC.

WILMINGTON, Del., February 5, 2001 /PRNewswire/ -- At the request of the Special Committee of the Board of Directors of Delco Remy International, Inc., DRI Acquisition LLC, a subsidiary of Court Square Capital Limited, today announced that it had extended its $8 per share cash tender offer for all of the outstanding shares of Class A common stock of Delco Remy International, Inc. (NYSE: RMY) not currently owned by Court Square. The tender offer, which was scheduled to expire at 12:00 midnight, New York City time, on February 8, 2001, has been extended until 12:00 midnight, New York City time, on February 15, 2001, unless further extended.

Delco Remy security holders and any potential investors in Delco Remy stock are advised to carefully read the tender offer/going private statement on Schedule TO, as amended, filed by DRI Acquisition and Court Square with the Securities and Exchange Commission. Delco Remy security holders and any potential investors in Delco Remy stock are also advised to carefully read any other documents DRI Acquisition or Delco Remy files with the Securities and Exchange Commission in connection with the tender offer or proposed merger when they become available because they may contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by DRI Acquisition or Delco Remy at the SEC's website at http://www.sec.gov. These documents may also be obtained for free by contacting D. F. King & Co., DRI Acquisition's Information Agent for the tender offer, at 800-848-3402.

SOURCE:  DRI Acquisition LLC